UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Horizon Pharma, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

44047T109

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44047T109		13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Atlas Venture Fund VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,895,404 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,895,404 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,895,404 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 5.91%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 44047T109		13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Atlas Venture Entrepreneurs’ Fund VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,895,404 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,895,404 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,895,404 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 5.91%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 44047T109		13G

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Atlas Venture Fund VI GmbH & Co. KG

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,895,404 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,895,404 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,895,404 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 5.91%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 44047T109		13G

Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Atlas Venture Associates VI, L.P.

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

SEC Use Only

Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,895,404 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,895,404 shares

Aggregate Amount Beneficially Owned by Each Reporting Person 3,895,404 shares

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

Percent of Class Represented by Amount in Row 9 5.91%

Type of Reporting Person (See Instructions) PN

CUSIP No. 44047T109		13G

Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Atlas Venture Associates VI, Inc.

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

SEC Use Only

Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,895,404 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,895,404 shares

Aggregate Amount Beneficially Owned by Each Reporting Person 3,895,404 shares

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

Percent of Class Represented by Amount in Row 9 5.91%

Type of Reporting Person (See Instructions) CO

CUSIP No. 44047T109		13G

Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jeffrey Fagnan

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

SEC Use Only

Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,895,404 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,895,404 shares

Aggregate Amount Beneficially Owned by Each Reporting Person 3,895,404 shares

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

Percent of Class Represented by Amount in Row 9 5.91%

Type of Reporting Person (See Instructions) IN

CUSIP No. 44047T109		13G

Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Jean-Francois Formela

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

SEC Use Only

Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,895,404 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,895,404 shares

Aggregate Amount Beneficially Owned by Each Reporting Person 3,895,404 shares

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

Percent of Class Represented by Amount in Row 9 5.91%

Type of Reporting Person (See Instructions) IN

CUSIP No. 44047T109		13G

Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Kristen Laguerre

Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

SEC Use Only

Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares

	6	Shared Voting Power 3,895,404 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 3,895,404 shares

Aggregate Amount Beneficially Owned by Each Reporting Person 3,895,404 shares

Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

Percent of Class Represented by Amount in Row 9 5.91%

Type of Reporting Person (See Instructions) IN

Schedule 13G

Item 1(a).	Name of Issuer: Horizon Pharma, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 520 Lake Cook Road, Suite 520, Deerfield, Illinois, 60015

Item 2(a).

Name of Person Filing:
Atlas Venture Fund VI, L.P. (“Atlas VI”), Atlas Venture Entrepreneurs’ Fund VI, L.P. (“AVE VI”), Atlas Venture Fund VI GmbH & Co. KG (“Atlas VI GmbH”), Atlas Venture Associates VI, L.P. (“AVA VI LP”), Atlas Venture Associates VI, Inc. (“AVA VI Inc.”), Jeffrey Fagnan (“Fagnan”), Jean-Francois Formela (“Formela”) and Kristen Laguerre (“Laguerre”).  Atlas VI, AVE VI and Atlas VI GmbH are referred to individually herein as a “Fund” and collectively as the “Funds”.  The persons and entities named in this Item 2(a) are referred to individually herein as a “Filing Person” and collectively as the “Filing Persons”.

AVA VI Inc. is the sole general partner of AVA VI LP.  AVA VI LP is the sole general partner of Atlas VI and AVE VI and the managing limited partner of Atlas VI GmbH.  Mr. Fagnan, Mr. Formela and Ms. Laguerre are each a director of AVA VI Inc.

Item 2(b).	Address of Principal Business Office or, if none, Residence: The principal business office of each of the Filing Persons is: 25 First Street, Suite 303 Cambridge, MA 02141
Item 2(c).

Citizenship:
Atlas VI, AVE VI and AVA VI LP is each a limited partnership formed under the laws of the State of Delaware.  AVA VI Inc. is a corporation formed under the laws of the State of Delaware.  Atlas VI GmbH is a limited partnership formed under the laws of Germany.  Mr. Fagnan is a citizen of the United States, Mr. Formela is a citizen of France and Ms. Laguerre is a citizen of the United States.

Item 2(d).	Title of Class of Securities: Common Stock, $0.001 par value per share (the “Common Stock”).
Item 2(e).	CUSIP Number: 44047T109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.

(a)

Amount beneficially owned:

Atlas VI is the record holder of 3,516,377 shares of Common Stock and 197,456 warrants to purchase shares of Common Stock as of December 31, 2013 (the “Atlas VI Shares”).  Atlas VI GmbH is the record holder of 64,385 shares of Common Stock and 3,616 warrants to purchase shares of Common Stock as of December 31, 2013 (the “Atlas VI GmbH Shares”).  AVE VI is the record holder of 107,532 shares of Common Stock and 6,038 warrants to purchase shares of Common Stock as of December 31, 2013 (the “AVE VI Shares”).  By virtue of their relationship as affiliated limited partnerships, each Fund may be deemed to share the power to direct the disposition of and vote the Atlas VI Shares, the Atlas VI GmbH Shares and the AVE VI Shares, for an aggregate of 3,895,404 shares of Common Stock and warrants to purchase shares of Common Stock (the “Record Shares”).  As general partner or managing limited partner, as the case may be, of certain of the Funds, and by virtue of the Funds relationship as affiliated limited partnerships, AVA VI LP may also be deemed to beneficially own the Record Shares.  As the general partner of AVA VI LP, AVA VI Inc. may also be deemed to beneficially own the Record Shares.  In their capacity as directors of AVA VI Inc., Mr. Fagnan, Mr. Formela and Ms. Laguerre may be deemed to beneficially own the Record Shares.

Each Filing Person disclaims beneficial ownership of the Record Shares except for such shares, if any, such Filing Person holds of record.

(b) Percent of class: Each Filing Person: 5.91%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 3,895,404 for each Filing Person
(iii) Sole power to dispose or direct the disposition of: 0
(iv) Shared power to dispose or direct the disposition of: 3,895,404 for each Filing Person

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable. The Filing Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b)(1).

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2014

*
Jeffrey Fagnan

*
Jean-Francois Formela

*
Kristen Laguerre

Atlas Venture Fund VI, L.P.
Atlas Venture Entrepreneurs’ Fund VI, L.P.
By: Atlas Venture Associates VI, L.P.
their general partner
By: Atlas Venture Associates VI, Inc.
its general partner

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

Atlas Venture Fund VI GmbH & Co. KG
By: Atlas Venture Associates VI, L.P.
Its managing limited partner
By: Atlas Venture Associates VI, Inc.
Its general partner

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

Atlas Venture Associates VI, L.P.
By: Atlas Venture Associates VI, Inc.
its general partner

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

Atlas Venture Associates VI, Inc.

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

*By:	/s/ Kristen Laguerre
By Kristen Laguerre in her
Individual capacity and as
Attorney-in-Fact

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Horizon Pharma, Inc.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:	February 13, 2014

*
Jeffrey Fagnan

*
Jean-Francois Formela

*
Kristen Laguerre

Atlas Venture Fund VI, L.P.
Atlas Venture Entrepreneurs’ Fund VI, L.P.
By: Atlas Venture Associates VI, L.P.
their general partner
By: Atlas Venture Associates VI, Inc.
its general partner

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

Atlas Venture Fund VI GmbH & Co. KG
By: Atlas Venture Associates VI, L.P.
Its managing limited partner
By: Atlas Venture Associates VI, Inc.
Its general partner

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

Atlas Venture Associates VI, L.P.
By: Atlas Venture Associates VI, Inc.
its general partner

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

Atlas Venture Associates VI, Inc.

		By:	*
		Name:	Kristen Laguerre
		Title:	Vice President

*By:	/s/ Kristen Laguerre
By Kristen Laguerre in her
Individual capacity and as
Attorney-in-Fact

Exhibit 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Kristen Laguerre and Frank Castellucci his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself individually or on behalf of each or any of Atlas Venture Fund III, L.P., Atlas Venture Entrepreneurs’ Fund III, L.P., Atlas Venture Associates III, L.P., Atlas Venture Associates III, Inc., Atlas Venture Fund IV, L.P., Atlas Venture Entrepreneurs’ Fund IV, L.P., Atlas Venture Associates IV, L.P., Atlas Venture Associates IV, Inc., Atlas Venture Fund V, L.P., Atlas Venture Entrepreneurs’ Fund V, L.P., Atlas Venture Associates V, L.P., Atlas Venture Associates V, Inc., Atlas Venture Fund VI , L.P., Atlas Venture Entrepreneurs’ Fund VI, L.P., Atlas Venture Fund VI GmbH & Co., KG, Atlas Venture Associates VI, L.P., Atlas  Venture Associates VI, Inc., Atlas Venture Fund VII, L.P., Atlas Venture Associates VII, L.P., Atlas Venture Associates VII, Inc., Atlas Venture Fund VIII, L.P., Atlas Venture Associates VIII, L.P. and Atlas Venture Associates VIII, Inc. pursuant to Sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the Financial Industry Regulatory Authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 12th day of February, 2009.

/s/ Peter Barrett
Peter Barrett

/s/ Jeffrey Fagnan
Jeffrey Fagnan

/s/ Jean-Francois Formela
Jean-Francois Formela